FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433

Registration Statement No. 333-180779-16

June 4, 2015

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC (File Number 333-180779) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649 or by e-mail to prospectus@ms.com.

This free writing prospectus does not contain all information that is required to be included in the prospectus and the prospectus supplement.

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$933,254,000 (Approximate)

Morgan Stanley Bank of America Merrill Lynch Trust 2015-C23
as Issuing Entity

Morgan Stanley Capital I Inc.

as Depositor

Morgan Stanley Mortgage Capital Holdings LLC

Bank of America, National Association

CIBC Inc.

Starwood Mortgage Funding III LLC

as Sponsors and Mortgage Loan Sellers

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2015-C23

This free writing prospectus relates to Morgan Stanley Capital I Inc.’s offering of Classes A-1, A-2, A-SB, A-3, A-4, X-A, A-S, B, PST and C of its Series 2015-C23 Commercial Mortgage Pass-Through Certificates and clarifies, updates or adds the following information as it relates to (i) the free writing prospectus, dated June 1, 2015 and filed with the Securities and Exchange Commission under accession number 0001539497-15-000689 (the “Free Writing Prospectus”; capitalized terms not defined herein are used as defined in the Free Writing Prospectus) and (ii) the free writing prospectus also designated as the “Structural and Collateral Term Sheet”, dated June 1, 2015 and filed with the Securities and Exchange Commission under accession number 0001539497-15-000687 (the “Term Sheet”):

Structural and Collateral Updates

  Morgan Stanley & Co. LLC, an underwriter, and an affiliate of Morgan Stanley Capital I Inc., the depositor, Morgan Stanley Mortgage Capital Holdings LLC, a mortgage loan seller, a sponsor and the holder of the related mezzanine loan with respect to the Three Corners Multifamily Portfolio mortgage loan, and Morgan Stanley Bank, N.A., an originator, the initial holder of the TKG 3 Retail Portfolio Companion Loan and the initial loan-specific directing holder with respect to the TKG 3 Retail Portfolio

  Loan Pair, the initial holder of the 32 Old Slip Fee Serviced Companion Loan and the initial holder of a portion of the Hilton Garden Inn W 54th Street Non-Serviced Companion Loan, is expected to be the initial holder of 20% of the Notional Amount of the Class X-A Certificates and may hold some or all of the Notional Amount of each Class of the Class X-B, Class X-FG and Class X-H Certificates on the Closing Date.

  The section of the Free Writing Prospectus entitled “Certain ERISA Considerations—Special Exemption Applicable to the Offered Certificates” is replaced with the language on Exhibit A attached hereto.
  With respect to the mortgaged property identified on Appendix I to the Free Writing Prospectus as Fairfax Corner, securing a mortgage loan representing approximately 5.5% of the Initial Pool Balance, the section entitled “The Mortgage Loan” on page T-57 of the Term Sheet and page III-31 of Appendix III to the Free Writing Prospectus and the table entitled “Prior Securitization History” on page T-21 of the Term Sheet are updated to reflect that such mortgaged property previously secured a mortgage loan that was securitized in the CD 2005-CD1 securitization, rather than the WBCMT 2004-C10 securitization. Such prior mortgage loan was paid in full using, in part, proceeds from the mortgage loan to be included in this securitization.
  With respect to the mortgaged property identified on Appendix I to the Free Writing Prospectus as Town Center at Celebration, securing a mortgage loan representing approximately 3.2% of the Initial Pool Balance, the section entitled “The Market” on page T-100 of the Term Sheet and page III-74 of Appendix III to the Free Writing Prospectus is updated to reflect that (1) such mortgaged property is located southeast (rather than northwest) of Walt Disney World and (2) the four office properties identified by the appraiser as being competitive to such mortgaged property were located in the Celebration master planned community, rather than the Orlando retail market. In addition, the table entitled “Tenant Summary” on page T-99 of the Term Sheet and page III-73 of Appendix III to the Free Writing Prospectus is updated to attach the following footnote to the row entitled “Other Tenants”: “Approximately 7,123 SF (4.4% of NRA) is licensed, not leased, to certain tenants.” The table entitled “Lease Rollover Schedule” on page T-100 of the Term Sheet and page III-74 of Appendix III to the Free Writing Prospectus is updated to attach the following footnote to the title of such table: “18 licenses covering approximately 7,123 SF (4.4% of NRA) are included as leases.”

General

USE OF PROCEEDS

We will apply the net proceeds of the offering of the Offered Certificates towards the simultaneous purchase of the mortgage loans from the mortgage loan sellers and to the payment of expenses in connection with the issuance of the Offered Certificates.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have entered into an Underwriting Agreement, dated as of the date of the prospectus supplement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp. and Drexel Hamilton, LLC (collectively, the “Underwriters”). Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each Underwriter, and each Underwriter has agreed severally to purchase from us, the respective aggregate Certificate Principal Balance or Notional Amount of each class of Offered Certificates presented below.

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Underwriters	Class A-1	Class A-2	Class A-SB	Class A-3	Class A-4
Morgan Stanley & Co. LLC	$	$	$	$	$
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	$	$	$	$
CIBC World Markets Corp.	$	$	$	$	$
Drexel Hamilton, LLC	$	$	$	$	$
Total	$	$	$	$	$

Underwriters	Class X-A	Class A-S	Class B	Class PST	Class C
Morgan Stanley & Co. LLC	$	$	$	$	$
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	$	$	$	$
CIBC World Markets Corp.	$	$	$	$	$
Drexel Hamilton, LLC	$	$	$	$	$
Total	$	$	$	$	$

Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as co-lead managers and co-bookrunners with respect to the Offered Certificates in the following manner: Morgan Stanley & Co. LLC is acting as sole bookrunner with respect to 57.4% of each Class of the Offered Certificates and Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as sole bookrunner with respect to 42.6% of each Class of the Offered Certificates. CIBC World Markets Corp. and Drexel Hamilton, LLC will act as co-managers with respect to the Offered Certificates.

The Underwriting Agreement provides that the obligations of the Underwriters are subject to conditions precedent, and that the Underwriters severally will be obligated to purchase all of the Offered Certificates if any are purchased. In the event of a default by an Underwriter, the Underwriting Agreement provides that the purchase commitment of the non-defaulting Underwriters may be increased. The depositor expects to receive from this offering approximately $                      , plus accrued interest from June 1, 2015, before deducting expenses of the offering.

The Underwriters have advised us that they will propose to offer the Offered Certificates from time to time for sale in one or more negotiated transactions or otherwise at varying prices to be determined at the time of sale. The Underwriters may effect such transactions by selling such classes of Offered Certificates to or through dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and any purchasers of such classes of Offered Certificates for whom they may act as agent.

One or more affiliates of the Underwriters have entered into and may, in the future, enter into other financing arrangements with affiliates of some or all of the borrowers. Affiliates of the Underwriters, including Morgan Stanley Mortgage Capital Holdings LLC, Bank of America, National Association and CIBC Inc., engage in, and intend to continue to engage in, the acquisition, development, operation, financing and disposition of real estate-related assets in the ordinary course of their business, and are not prohibited in any way from engaging in business activities similar to or competitive with those of the borrowers. See “Risk Factors—Risks Related to Conflicts of Interest” in the Free Writing Prospectus.

Each Underwriter has represented and agreed, that:

(a) in the United Kingdom, it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection

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with the issue or sale of any Offered Certificates in circumstances in which Section 21(1) of the FSMA does not apply to the Issuing Entity or the depositor; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Certificates in, from or otherwise involving the United Kingdom.

In relation to each member state of the European Economic Area which has implemented the EU Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that, with effect from and including the date on which the EU Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of the Offered Certificates which are the subject of the offering contemplated by the prospectus supplement to the public in that Relevant Member State other than:

(a) to any legal entity which is a “qualified investor” as defined in the EU Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the depositor for any such offer; or

(c) in any other circumstances falling within article 3(2) of the EU Prospectus Directive;

provided, that no such offer of the Offered Certificates above shall require the Issuing Entity, the depositor or any Underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of the prior paragraph, (1) the expression an “offer of the Offered Certificates which are the subject of the offering contemplated by the prospectus supplement to the public” in relation to any Offered Certificate in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Certificates to be offered so as to enable an investor to decide to purchase or subscribe to the Offered Certificates, as the same may be varied in that Relevant Member State by any measure implementing the EU Prospectus Directive in that Relevant Member State and (2) the expression “EU Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in the Relevant Member State.

Each Underwriter has agreed that it will not offer or sell any Offered Certificates, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws and regulations. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws and regulations of Japan.

In connection with the offering, the Underwriters may purchase and sell the Offered Certificates in the open market. These transactions may include purchases to cover short positions created by an Underwriter in connection with the offering. Short positions created by an Underwriter involve the sale by the Underwriter of a greater number of Offered Certificates than it is required to purchase from the depositor in the offering. An Underwriter also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriter if the Offered Certificates are repurchased by the Underwriter in covering transactions. These activities may maintain or otherwise affect the market price of the Offered Certificates, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

The Offered Certificates are offered by the Underwriters when, as and if issued by the Issuing Entity and delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Offered Certificates will be made in book-entry form through the facilities of DTC against payment therefor on or about June        , 2015, which is the                            business day following the first date of pricing of the Offered Certificates.

Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three (3) business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Offered Certificates in the secondary market prior to such delivery should specify a

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 longer settlement cycle, or should refrain from specifying a shorter settlement cycle, to the extent that failing to do so would result in a settlement date that is earlier than the date of delivery of such Offered Certificates.

The Underwriters and any dealers that participate with the Underwriters in the distribution of the Offered Certificates may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of such classes of Offered Certificates by them may be deemed to be underwriting discounts or commissions, under the Securities Act of 1933, as amended.

We and the sponsors have agreed to indemnify the Underwriters against civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect of such liabilities.

One or more of the Underwriters currently intend to make a secondary market in the Offered Certificates, but they are not obligated to do so, and any market making effort may be discontinued at any time.

Morgan Stanley & Co. LLC, an Underwriter and the entity that is expected to be the initial holder of 20% of the Notional Amount of the Class X-A Certificates on the Closing Date and that may hold some or all of the Notional Amount of each Class of the Class X-B, Class X-FG and Class X-H Certificates on the Closing Date, is an affiliate of the depositor, of Morgan Stanley Mortgage Capital Holdings LLC, a mortgage loan seller, a sponsor and the holder of the related mezzanine loan with respect to the Three Corners Multifamily Portfolio mortgage loan, and of Morgan Stanley Bank, N.A., an originator, the initial holder of the TKG 3 Retail Portfolio Companion Loan and the initial loan-specific directing holder with respect to the TKG 3 Retail Portfolio Loan Pair, the initial holder of the 32 Old Slip Fee Serviced Companion Loan and the initial holder of a portion of the Hilton Garden Inn W 54th Street Non-Serviced Companion Loan. Merrill Lynch, Pierce, Fenner & Smith Incorporated, an Underwriter, is an affiliate of Bank of America, National Association, a mortgage loan seller, an originator, a sponsor and the initial holder of the Aviare Place Apartments Serviced Companion Loan. CIBC World Markets Corp., an Underwriter, is an affiliate of CIBC Inc., a mortgage loan seller, an originator and a sponsor.

A substantial portion of the net proceeds of this offering (after the payment of underwriting compensation and transaction expenses) are intended to be directed to affiliates of Morgan Stanley & Co. LLC, one of the Underwriters and one of the co-lead managers and co-bookrunners for this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the Underwriters and one of the co-lead managers and co-bookrunners for this offering, and CIBC World Markets Corp., one of the Underwriters and a co-manager for this offering. That flow of funds will occur by means of the collective effect of the payment by the Underwriters to the depositor of the purchase price for the Offered Certificates and (i) the payment by the depositor to Morgan Stanley Mortgage Capital Holdings LLC (an affiliate of Morgan Stanley & Co. LLC), in its capacity as a mortgage loan seller, of the purchase price for the MSMCH Mortgage Loans, (ii) the payment by the depositor to Bank of America, National Association (an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated), in its capacity as a mortgage loan seller, of the purchase price for the Bank of America Mortgage Loans and (iii) the payment by the depositor to CIBC Inc. (an affiliate of CIBC World Markets Corp.), in its capacity as a mortgage loan seller, of the purchase price for the CIBC Mortgage Loans. In addition, proceeds received by Starwood Mortgage Funding III LLC in connection with the contribution of the SMF III Mortgage Loans to this securitization transaction will be applied, among other things, to directly or indirectly reacquire any such mortgage loans that are financed with, and to make the applicable payments to, Morgan Stanley Bank, N.A. (an affiliate of Morgan Stanley & Co. LLC), as the related repurchase agreement counterparty. As a result of the circumstances described above, Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and CIBC World Markets Corp. have a “conflict of interest” within the meaning of Rule 5121 of the consolidated rules of The Financial Industry Regulatory Authority, Inc. In addition, other circumstances exist that result in the Underwriters or their affiliates having conflicts of interest, notwithstanding that such circumstances may not constitute a “conflict of interest” within the meaning of such Rule 5121. See “Risk Factors—Risks Related to Conflicts of Interest—Conflicts of Interest of the Underwriters” in the Free Writing Prospectus.

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This free writing prospectus is not an offer to sell or a solicitation of an offer to buy the Offered Certificates in any state where such offer, solicitation or sale is not permitted.

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The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Offered Certificates, supersedes any conflicting information contained in the Free Writing Prospectus, the Term Sheet and any other prior similar materials relating to the Offered Certificates. The information in this free writing prospectus may be amended or supplemented. This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Offered Certificates referred to in the Free Writing Prospectus and to solicit an offer to purchase the Offered Certificates, when, as and if issued. Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the Offered Certificates until the underwriters have accepted your offer to purchase Offered Certificates. Any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Offered Certificates or determined if this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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EXHIBIT A

Special Exemption Applicable to the Offered Certificates

With respect to the acquisition and holding of the Offered Certificates, the DOL has granted to the underwriters or predecessors-in-interest thereto individual prohibited transaction exemptions (as amended by Prohibited Transaction Exemption 2013-08, the “Exemptions”), which generally exempt from certain of the prohibited transaction rules of ERISA and Section 4975 of the Code transactions relating to:

•	the initial purchase, the holding, and the subsequent resale by Plans of Offered Certificates evidencing interests in pass-through trusts; and
•	transactions in connection with the servicing, management and operation of such trusts, provided that the assets of such trusts consist of certain secured receivables, loans and other obligations that meet the conditions and requirements of the Exemptions.

The assets covered by the Exemptions include mortgage loans such as the mortgage loans held by the Issuing Entity and fractional undivided interests in such loans. The depositor expects that the Exemptions generally will apply to the Offered Certificates.

The Exemptions as applicable to the Offered Certificates (and as modified by Prohibited Transaction Exemption 2013-08) set forth the following five general conditions which must be satisfied for exemptive relief:

•	the acquisition of the Offered Certificates by a Plan must be on terms, including the price for the Offered Certificates, that are at least as favorable to the Plan as they would be in an arm’s-length transaction with an unrelated party;
•	the Offered Certificates acquired by the Plan must have received a rating at the time of such acquisition that is in one of the four highest generic rating categories by at least one NRSRO that meets the requirements in the Exemptions (the “Exemption Rating Agencies”);
•	the trustee cannot be an affiliate of any other member of the Restricted Group, other than an underwriter or an initial purchaser of the Privately Offered Certificates. The “Restricted Group” consists of the trustee, the underwriters, the initial purchasers of the Privately Offered Certificates, the depositor, the sponsors, the master servicer, the special servicer and any borrower with respect to mortgage loans constituting more than 5% of the aggregate unamortized principal balance of the mortgage loans as of the date of initial issuance of such classes of Offered Certificates, or any affiliate of any of these parties;
•	the sum of all payments made to and retained by the underwriters in connection with the distribution of the Offered Certificates must represent not more than reasonable compensation for underwriting the Offered Certificates; the sum of all payments made to and retained by the depositor in consideration of the assignment of the mortgage loans to the Issuing Entity must represent not more than the fair market value of such mortgage loans; the sum of all payments made to and retained by the master servicer, the special servicer, and any sub-servicer must represent not more than reasonable compensation for such person’s services under the Pooling and Servicing Agreement or other relevant servicing agreement and reimbursement of such person’s reasonable expenses in connection therewith; and
•	the Plan investing in the Offered Certificates must be an “accredited investor” as defined in Rule 501(a)(1) of Regulation D under the Securities Act of 1933.

In order to meet the requirements to be an Exemption Rating Agency, the credit rating agency:

•	must be recognized by the SEC as a NRSRO;
•	must have indicated on its most recently filed SEC Form NRSRO that it rates “issuers of asset-backed securities;” and
•	must have had, within the twelve (12) months prior to the initial issuance of the securities, at least three (3) “qualified ratings engagements” which are defined as (A) a rating engagement requested by an issuer or underwriter in connection with the initial offering of the securities, (B) which is made public to investors generally, (C) for which the rating agency is compensated, and (D) which involves the offering of securities of the type that would be granted relief under the Exemptions.

It is a condition of the issuance of the Offered Certificates that they have the ratings described above required by the Exemptions and the depositor believes that each of the Rating Agencies qualifies as an Exemption Rating Agency. Consequently, the second general condition set forth above will be satisfied with respect to the Offered Certificates as of the Closing Date. As of the Closing Date, the third general condition set forth above will be satisfied with respect to the Offered Certificates. In addition, the depositor believes that the fourth general condition set forth above will be satisfied with respect to the Offered Certificates. A fiduciary of a Plan contemplating purchasing an Offered Certificate in the secondary market must make its own determination that, at the time of purchase, the Offered Certificates continue to satisfy the second general condition set forth above. A fiduciary of a Plan contemplating purchasing an Offered Certificate, whether in the initial issuance of the Offered Certificates or in the secondary market, must make its own determination that the first and fifth general conditions set forth above will be satisfied with respect to the related Offered Certificate.

A-1

The Exemptions also require that the Issuing Entity meet the following requirements:

•	the corpus of the Issuing Entity must consist solely of assets of a type that have been included in other investment pools;
•	certificates in such other investment pools must have been rated in one of the four highest generic rating categories from an Exemption Rating Agency for at least one year prior to the Plan’s acquisition of Offered Certificates; and
•	certificates evidencing interests in such other investment pools must have been purchased by investors other than Plans for at least one year prior to any Plan’s acquisition of Offered Certificates.

The depositor believes that the conditions to the applicability of the Exemptions will generally be met with respect to the Offered Certificates, other than possibly those conditions which are dependent on facts unknown to the depositor or which it cannot control, such as those relating to the circumstances of the Plan purchaser or the Plan fiduciary making the decision to purchase any such Offered Certificates.

Some of the relief provided by the Exemptions does not apply to Plans sponsored by any member of the Restricted Group.

Before purchasing any Offered Certificates, a fiduciary of a Plan should itself confirm (a) that such Offered Certificates constitute “securities” for purposes of the Exemptions, (b) that the Issuing Entity constitutes a “trust” for purposes of the Exemptions, and (c) that the specific and general conditions of the Exemptions and the other requirements set forth in the Exemptions would be satisfied.

In addition to making its own determination as to the availability of the exemptive relief provided in the Exemptions, the Plan fiduciary should consider the availability of other prohibited transaction exemptions. The fiduciary of a plan not subject to ERISA or Section 4975 of the Code, such as a governmental plan, should make its own determination as to the need for the availability of any exemptive relief under applicable law. Each purchaser of Offered Certificates that is a Plan or a governmental plan will be deemed to have represented that its acquisition, holding and disposition of such Offered Certificates will not constitute or otherwise result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code (or a similar non-exempt violation of applicable law).

Moreover, the Exemptions provide relief from certain self-dealing/conflict of interest prohibited transactions, but only if, among other requirements:

•	the investing Plan fiduciary or its affiliates is an obligor with respect to 5% or less of the fair market value of the obligations contained in the Issuing Entity;
•	the Plan’s investment in each class of Offered Certificates does not exceed 25% of all of the Offered Certificates outstanding of that class at the time of the acquisition; and
•	immediately after the acquisition, no more than 25% of the assets of the Plan are invested in certificates representing an interest in one or more trusts containing assets sold or serviced by the same entity.

If certain additional conditions are satisfied, the Exemptions may provide an exemption from certain of the prohibited transaction rules of ERISA and the Code with respect to transactions in connection with the servicing, management and operation of the Issuing Entity. The depositor expects that these additional conditions will be satisfied.

A-2